SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended December 31, 2006

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown positive results in Phase 1 and 2 clinical trials in the U.S. The Company successfully completed a 43 site randomized prospective placebo controlled U.S. clinical trial of NX-1207, which showed statistically significant efficacy and a good safety profile. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution deals for AlzheimAlert™ with several companies in Europe. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals.

TABLE OF CONTENTS

Corporate Information	2
Message to Shareholders	3
Management’s Discussion and Analysis	7
Management’s Report	14
Auditor’s Report to the Shareholders	16
Consolidated Balance Sheets	18
Consolidated Statements of Operations	19
Consolidated Statements of Deficit	20
Consolidated Statements of Cash Flows	21
Notes to Consolidated Financial Statements	22

CORPORATE INFORMATION

Directors & Corporate Officers

Paul Averback M.D., D.A.B.P.	- C.E.O., President and Chairman
Roy M. Wolvin	- CFO
Jack Gemmell LL.B.	- General Counsel and Director
Brian Doyle B.Sc., M.B.A.	- Senior Manager, Global Sales and Marketing
Celine Dupuis MD	- Chief Clinical Officer
Randall Lanham ESQ	- Director
Paul McDonald	- Director
Roger Guy, M.D.	- Director
Prof. David Morse Ph.D.	- Director
Auditors	KPMG LLP
Legal Counsel	Foley & Lardner
Transfer Agent	Computershare Investor Services
Bankers	CIBC / Bank of America
Stock Exchange Listings	The NASDAQ Stock Market
Stock Trading Symbol	NASDAQ - NYMX
Operating Facilities	777 Terrace Avenue
Hasbrouck Heights, NJ, USA, 07604
9900 Cavendish Blvd.
St.-Laurent, PQ, Canada H4M 2V2
Website	www.nymox.com
E-mail	info@nymox.com

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its audited financial statements for its fiscal year ended December 31, 2006.

On January 23, Nymox reported that the Independent Data Monitoring Committee for the Company’s pivotal trial of NX-1207 for benign prostatic hyperplasia (BPH) had given a positive recommendation based on evaluation of the data in the Company’s Phase 2 trial. The Independent Data Monitoring Committee is an arm’s length independent body which examined unblinded trial results and reached a favorable conclusion, and recommended continuation of the trial.

On May 16, Nymox reported new long term efficacy results from the earlier open-label Phase 1-2 testing of NX-1207. Patients in the trial of NX-1207 who were available for follow-up were administered AUA Symptom Score evaluations after periods of 29-34 months post treatment. The mean AUA score in patients treated with NX-1207 showed a 6.9 point greater improvement compared to controls. This exceeded results from the initial 30 day study of NX-1207 previously reported. 75% of the subjects in the trial were available for follow-up. Of these, 57% of the subjects treated with NX-1207 required no further treatment for BPH symptoms, and showed a mean improvement of 7.2 points in AUA scores. The remaining group of subjects (43%) received other BPH treatments (other approved available drugs or procedures) after their initial treatment with NX-1207. The latter group showed an initial mean improvement with NX-1207 of 10 points, which was greater than their subsequent response to other treatments (mean improvement of 0.3 points). There were no serious safety issues reported in individuals treated with NX-1207.

On June 9, Nymox announced that patient dosing in the Company’s multi-center Phase 2 clinical trial of NX-1207 was completed. On June 27, Nymox reported that the Company’s new updated Safety Committee review of safety data for the multi-center U.S. Phase 2 trial of NX-1207 had revealed no serious drug side effects.

On September 19, Nymox announced positive efficacy and safety results from the completed Phase 2 trial of NX-1207 for benign prostatic hyperplasia (BPH). 43 clinical trial sites across the U.S. and 175 subjects participated in the prospective randomized double-blind, placebo controlled trial. Overall, patients treated with NX-1207 showed a total pooled mean improvement of 9.35 points in the primary outcome endpoint of AUA Symptom Score values, which reached statistical significance when compared with the placebo control (p=.017). The mean improvements in AUA Symptom Score for each of the 3 doses used in the trial ranged from 8.10 to 11.03 points with statistical significance measures of p=.015 to 0.17. Published studies of currently approved drugs for BPH show AUA Symptom Score improvement in the 3.5 to 5 point range. The AUA Symptom Score is a standardized measurement of BPH symptoms and includes data on 1) sensations of incomplete emptying of the bladder; 2) need to urinate frequently; 3) stopping and starting during urination; 4) urgent need to urinate; 5) weakness of urinary stream; 6) need to push or strain during urination; and 7) urination during sleep (nocturia). The treated subjects also showed an overall significant reduction in mean prostate volume (secondary outcome) of 11.7% (6.84 grams; p=.02). The results of the trial demonstrated the excellent safety and side effect profile of NX-1207. Subjects treated with NX-1207 had no serious side effects from the drug. In particular, patients given NX-1207 had no (0%) significant sexual side effects. Patients were enrolled who had AUA Symptom Score values of = 15 points and prostate volumes of = 40 grams. Patients were assessed by medical and symptom evaluation, prostate volume studies, uroflow measurements, laboratory and safety parameters at baseline and repeatedly over the course of 3 months. Outcome variables were based on analysis after 3 months.

On January 20, Nymox announced that positive results from successful clinical studies of the Company’s AlzheimAlert™ test were presented at the Annual Symposium of the American Medical Directors Association in Dallas. Study results were presented by first author Dr. Ira Goodman of the Orlando Regional Healthcare System. Dr. Goodman was a principal investigator in the reported studies and is Chairman of the Department of Neurology of the Orlando Regional Healthcare System, and Director of the Memory Disorder Clinic and Associate Clinical Professor in the Department of Medicine at the University of Florida School of Medicine. In addition to data, several specific case histories in the presentation highlighted the usefulness of the AlzheimAlert™ technology. The presentation also included cases where the AlzheimAlert™ accuracy was confirmed by longer clinical follow-up and by brain biopsy. On May 2, Nymox announced that positive results from successful clinical studies of the Company’s AlzheimAlert ™ test were presented at the Annual Meeting of the American Psychiatric Association held in Toronto from May 20 to 25, 2006. Recognized worldwide, the American Psychiatric Association has over 35,000 U.S. and international member physicians.

On February 13, Nymox announced that it has entered into an agreement with Lab21 Limited for the provision of Nymox’s AlzheimAlert™ testing in the U.K. Lab21 provides technically advanced clinical testing services for the pharmaceutical industry and healthcare providers in the U.K. through its extensive, fully accredited laboratory facilities in Cambridge, England. On June 14, Nymox announced that it had entered into an agreement with Kyung Min Meditech Co., Ltd. for the marketing and sale of the Company’s AlzheimAlert™ kit in the Korean Republic. Kyung Min Meditech is a Korean medical device distributor headquartered in Seoul, Korea.

On October 4, Nymox announced the publication of a peer-reviewed report on the successful results of a multi-center double blind independent clinical study of the Company’s urinary AlzheimAlert™ test in the Journal of the American Medical Directors Association (www.jamda.com). The newly published independent peer-review study from 8 prestigious centers across the U.S. found the level of accuracy of the Alzheimalert™ urine test to be over 90%. The study was double-blind and involved expert assessments and state of the art clinical correlations and continued evaluations. The article, “A Multi-Center Blinded Prospective Study of Urine Neural Thread Protein Measurements in Patients With Suspected Alzheimer’s Disease,” was authored by Dr. Ira Goodman of Orlando Regional Healthcare System, Dr. Greg Golden of Thomas Jefferson University Medical School, Dr. Stephen Flitman of 21st Century Neurology, Phoenix AZ, Dr. Kevin Xie of Centra Care Clinic, St. Cloud MN, Dr. Zinaida Lebedeva of University Hospitals Health Care System, Beachwood OH, Dr. Alireza Minagar of Louisiana State University Health Sciences Center, Shreveport LA, Dr. Earl Zimmerman of Albany Medical College, Albany NY, Dr. Ralph Richter of University of Oklahoma, Tulsa OK, and Dr. Susanna Levy, Matthew McConville and Dr. Paul Averback of Nymox Corp.

Researchers at the Centers for Disease Control and Prevention (CDC) authored a study in the peer-review literature using NicAlert™ (Journal of Analytical Toxicology November/December, 2005; 29: 814-818). In the CDC study, NicAlert™ measurements correlated well with the far more complex laboratory testing (liquid chromatography-mass spectrometry) used in the CDC laboratory.

Other independent peer-reviewed studies have also found the technology employed in NicAlert™ to be accurate, rapid and cost-effective. One study, (Cancer Epidemiology, Biomarkers & Prevention 2002; 11: 1123-1125) found that the results obtained using Nymox’s tobacco product exposure test had an “excellent agreement” with state-of-the-art sophisticated laboratory measurements but at a substantially lower cost (over 90% less). Another study, (Nicotine & Tobacco Research 2002; 4: 305-9) found Nymox’s product to be “an inexpensive and rapid method to routinely biochemically confirm smoking status at a clinical visit”.

On January 25, Nymox announced that NicAlert™, the Company’s tobacco exposure test, had achieved certification with the CE Mark. The CE Mark indicates that the product complies with EU safety, environmental, and quality standards and makes the product eligible for sale in the European Union. NicAlert™ previously received clearance from the U.S. Food and Drug Administration for determining smoking status for medical uses in the U.S. Nymox has satisfactorily completed the testing and registration required to obtain CE Marking for the NicAlert™ test. In the same month, Nymox announced that it has entered into an agreement with g-Nostics Ltd in the U.K. for the sale and marketing of Nymox’s NicAlert™.

On February 17, Nymox announced that the results from the successfully completed clinical studies of the Company’s saliva version of the NicAlert™ test for tobacco exposure was presented at the 12th Annual Meeting of the Society for Research on Nicotine and Tobacco (SRNT) in Orlando, FL. The Society currently has over a thousand members, including many of the top experts on nicotine and tobacco from over 20 countries around the world. The independent research studies were carried out in family practice medical clinics under the supervision of principal investigators, Dr. N. Montalto and Dr. W. Wells. Dr. Montalto is a clinical expert in the field of tobacco use and dependency, and is Professor in the Department of Family Medicine at West Virginia University in Charleston, WV, and Director of the Freedom from Tobacco Use Program in Charleston. Dr. Wells is Principal Investigator and Medical Director of Clinical Research Centers of Tennessee in Lebanon, TN, with expertise in tobacco dependency. The studies clearly showed that the saliva test is easily performed without training, and is accurate, reproducible and highly useful in the general medical setting. In July, Nymox announced that results from clinical studies of the Company’s NicAlert™ Saliva test for tobacco product use and exposure were presented at the 13th World Conference on Tobacco or Health in Washington DC. The World Conference included the top experts on nicotine and tobacco from around the world. The presentation of the NicAlert™ saliva study results were made by Dr. Norman J. Montalto, one of the principal investigators in the studies.

On May 5, Nymox announced that the Company’s saliva-based version of its NicAlert™ product for testing for tobacco use or exposure had achieved certification in Europe with the CE Mark. On May 3, Nymox announced the launch of its TobacAlert™ product in the U.K. by Adastra Medical Ltd. The country-wide marketing campaign includes a new web site, www.tobacalert.co.uk, devoted to the second-hand smoke test. On May 4, Nymox announced that it had entered into a new distribution agreement with Alifax S.p.A., a leading Italian medical diagnostic company, for the marketing and sales of its NicAlert™ product in Italy. On July 28, Nymox announced that the Company’s NicAlert™ product will be used in a large smoking cessation study in collaboration with g-Nostics Ltd. in the U.K. The program will involve approximately 1,200 patients and 36 pharmacies assessing the clinical and cost effectiveness of g-Nostics Ltd.‘s innovative pharmacogenetic smoking intervention, when used in a primary care setting. NicAlert™ will be used both for the initial measurement of cotinine levels in the subjects and to validate smoking status throughout the program.

On June 8, the new members of the Nymox Board of Directors were elected at the annual general meeting of the shareholders; namely, Professor David Morse, Ph.D., Roger Guy, M.D., Paul F. McDonald, and Randall Lanham. Randall Lanham is an Orange County attorney with extensive experience in securities law and corporate finances. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Paul F. McDonald, a graduate in law of McGill University, has been Vice-President of the Montreal Exchange, principal owner and president of a stock-exchange firm, and a longtime director of the Quebec Industrial Development Corporation, and brings a lifetime of experience as a member of the investment industry to the Nymox board. Professor David Morse, Ph.D. is a Professor at the University of Montreal and a world expert in the biochemistry, proteomics and genomics of cell function. Professor Morse has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Nature, Cell, Proceedings of the National Academy of Science, and the Journal of Biological Chemistry. Roger Guy, M.D., is a highly experienced medical doctor who has served as a national examiner. Dr. Guy has broad human clinical trial and business managerial experience.

We wish to thank our over 4,000 Nymox shareholders for your strong support. The Nymox team is working steadily to advance our many projects. We look forward with enthusiasm to the important upcoming year for the Company.

/s/ Paul Averback, MD
Paul Averback MD
President

March 15, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors section of our 20F filed on EDGAR for a discussion of the management and investment issues that affect the Company and our industry.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $13.5 million as of December 31, 2006, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations 2006

Selected Annual Information	2006	2005	2004
Total Revenues	$442,861	$426,282	$321,948

Net Loss	$(4,893,685)	$(3,584,528)	$(3,745,625)

Loss per share (basic & diluted)	$(0.18)	$(0.14)	$(0.15)

Total Assets	$3,970,845	$3,719,039	$4,066,021

Quarterly Results 2006	Q1	Q2	Q3	Q4
Total Revenues	$96,009	$120,360	$141,817	$84,675

Net Loss	$(1,059,246)	$(1,360,621)	$(1,238,833)	$(1,234,985)

Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.04)	$(0.04)

Quarterly Results 2005	Q1	Q2	Q3	Q4
Total Revenues	$101,931	$117,067	$100,757	$106,527

Net Loss	$(957,677)	$(847,299)	$(958,464)	$(821,088)

Loss per share (basic & diluted)	$(0.04)	$(0.03)	$(0.04)	$(0.03)

Results of Operations – 2006 compared to 2005

Net losses were $1,234,985, or $0.04 per share, for the quarter and $4,893,685, or $0.18 per share, for the year ended December 31, 2006, compared to $821,088, or $0.03 per share, and $3,584,528, or $0.14 per share, respectively, for the corresponding periods in 2005. The weighted, diluted, average number of common shares outstanding for the year ended December 31, 2006 was 27,711,981 compared to 26,103,704 for the same period in 2005.

Revenues

Revenues from sales amounted to $83,478 for the quarter and $437,440 for the year ended December 31, 2006, compared with $106,082 for the quarter and $424,506 for the year ended December 31, 2005. Higher sales of AlzheimAlert™ (increase of 29%) accounted for the increase in 2006 compared to 2005. The Company anticipates that revenues will increase if and when product candidates pass regulatory milestones and are launched on the market.

Research and Development

Research and development expenditures were $2,594,714 for the year ended December 31, 2006, compared with $1,831,591 for the year ended December 31, 2005. Increased expenses relating to moving product candidates through clinical trials explains the increase. In 2006, research tax credits amounted to $53,618 compared to $3,075 in 2005 as a result of additional expenditures claimed for refundable tax credits in 2006 compared to 2005. The Company anticipates that research and development expenditures will not increase significantly as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to conduct and finance clinical trials. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $236,054 for the year ended December 31, 2006, in comparison to expenditures of $273,392 for the year ended December 31, 2005 due to a reduction in advertising expenses. The Company anticipates that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $954,397 for the year ended December 31, 2006, compared with $1,202,080 in the year ended December 31, 2005, due to lower expenditures for salaries (decrease of 17.6%), shareholder relations (decrease of 35.6%), insurance (decrease of 37.9%), and courier and shipping charges (decrease of 61.7%). The Company anticipates that general and administrative expenditures will increase as new product development leads to expanded operations.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2006 expenses (70% in 2005) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2006 or 2005.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $19,582 per month.

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$852,630	$225,991	$626,639	$0

Operating Leases	$54,679	$20,067	$34,612	$0

Total Contractual Obligations	$907,309	$246,058	$661,251	$0

Results of Operations – 2005 compared to 2004

Net losses were $821,088, or $0.03 per share, for the quarter and $3,584,528, or $0.14 per share, for the year ended December 31, 2005, compared to $944,272, or $0.04 per share, and $3,745,625, or $0.15 per share, respectively, for the corresponding periods in 2004. The weighted, diluted, average number of common shares outstanding for the year ended December 31, 2005 were 26,103,704 compared to 25,103,252 for the same period in 2004.

Revenues

Revenues from sales amounted to $106,082 for the quarter and $424,506 for the year ended December 31, 2005, compared with $78,316 for the quarter and $321,895 for the year ended December 31, 2004. A steady rise in the number of new clients ordering the NicAlert™ / TobacAlert™ product (increase of 31%) and the launch of the AlzheimAlert™ product in Europe (increase of 40%) account for the increase in sales.

Research and Development

Research and development expenditures remained constant at $1,831,591 for the year ended December 31, 2005, compared with $1,861,239 for the year ended December 31, 2004. In 2005, research tax credits amounted to $3,075 compared to $9,358 in 2004.

Marketing Expenses

Marketing expenditures were $273,392 for the year ended December 31, 2005, in comparison to expenditures of $291,429 for the year ended December 31, 2004 due to a reduction in advertising expenses.

Administrative Expenses

General and administrative expenses remained relatively constant at $1,202,080 for the year ended December 31, 2005, compared with $1,158,750 in the year ended December 31, 2004.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Company’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of December 31, 2006.

Recent Accounting Pronouncements

Financial instruments:

On January 1, 2007, the Corporation will adopt CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3862, Financial Instruments — Disclosures, and CICA Handbook Section 3865, Hedges. The Corporation does not expect the adoption of the standards to have a material effect on its financial statements.

Accounting for uncertainty in income taxes:

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. This FASB interpretation is effective for the Company beginning January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial condition or results of operation.

Fair value measurements:

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to materially impact its financial statements.

Financial Position

Liquidity and Capital Resources

As of December 31, 2006, cash totaled $235,124 and receivables including tax credits totaled $99,925. In October 2005, the Corporation signed a common stock private purchase agreement, whereby an investor is committed to purchase up to $13 million of the Corporation’s common shares over a twenty-four month period commencing October 21, 2005. As at December 31, 2006, 23 drawings were made under this purchase agreement, for total proceeds of $4,655,000. On November 18, 2005, 49,020 common shares were issued at a price of $2.04 per share. On December 8, 2005, 46,729 common shares were issued at a price of $2.14 per share. On December 14, 2005, 47,847 common shares were issued at a price of $2.09 per share. On January 10, 2006, 50,000 common shares were issued at a price of $2.00 per share. On January 18, 2006, 51,020 common shares were issued at a price of $1.96 per share. On January 24, 2006, 52,083 common shares were issued at a price of $1.92 per share. On February 3, 2006, 51,020 common shares were issued at a price of $1.96 per share. On February 10, 2006, 51,546 common shares were issued at a price of $1.94 per share. On February 16, 2006, 103,093 common shares were issued at a price of $1.94 per share. On March 6, 2006, 52,632 common shares were issued at a price of $1.90 per share. On March 16, 2006, 51,813 common shares were issued at a price of $1.93 per share. On March 27, 2006, 246,914 common shares were issued at a price of $4.05 per share. On April 12, 2006, 188,917 common shares were issued at a price of $3.97 per share. On May 2, 2006, 82,645 common shares were issued at a price of $3.63 per share. On July 25, 2006, 37,488 common shares were issued at a price of $2.67 per share. On August 7, 2006, 37,879 common shares were issued at a price of $2.64 per share. On August 24, 2006, 39,063 common shares were issued at a price of $2.56 per share. On September 12, 2006, 40,000 common shares were issued at a price of $2.50 per share. On September 26, 2006, 73,260 common shares were issued at a price of $2.73 per share. On October 3, 2006, 56,022 common shares were issued at a price of $3.57 per share. On October 18, 2006, 33,943 common shares were issued at a price of $3.83 per share. On October 25, 2006, 73,529 common shares were issued at a price of $4.08 per share. On November 20, 2006, 43,103 common shares were issued at a price of $4.06 per share.

The Company negotiated a new agreement with the same investor on November 13, 2006, under the same terms and conditions of the previous agreement. The Company can draw down $13,000,000 over 24 months under the new agreement. As at December 31, 2006, three drawings were made under this purchase agreement, for total proceeds of $600,000. On December 6, 2006, 29,499 common shares were issued at a price of $3.39 per share. On December 13, 2006, 56,818 common shares were issued at a price of $3.52 per share. On December 20, 2006, 91,185 common shares were issued at a price of $3.29 per share.

Subsequent Events

As at February 16, 2007, two drawings were made under this purchase agreement, for total proceeds of $1,350,000. On January 24, 2007, 121,294 common shares were issued at a price of $3.71 per share. On February 14, 2007, 181,087 common shares were issued at a price of $4.97 per share. The Company can draw down a further $11,050,000 over the remaining 20 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements have been prepared by management and were approved by the Board of Directors of the Company. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The reconciliation to U.S. GAAP is presented in Note 12 to the Consolidated Financial Statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

To assist management in discharging these responsibilities, the Company maintains a system of internal controls which are designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and timely financial information.

KPMG LLP, the Company’s auditors, are appointed by the shareholders. They independently review the Company’s system of internal controls and perform the necessary tests of accounting records and procedures to enable them to report their opinions as to the fairness of the consolidated financial statements and their conformity with generally accepted accounting principles.

The Board of Directors ensures that the management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit Committee composed of three independent Directors. The Audit Committee meets periodically with management and with the external auditors, to review audit recommendations and any matters, which the auditors believe, should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

/s/ Paul Averback, MD	/s/ Roy Wolvin
Paul Averback	Roy Wolvin
Chief Executive Officer &	Chief Financial Officer
President	& Secretary-Treasurer

February 16, 2007

kpmg

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL CORPORATION

Years ended December 31, 2006, 2005 and 2004

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montreal Québec H3A 03A

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada
February 16, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

Financial Statements

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2006 and 2005
(in US dollars)

	2006	2005
Assets
Current assets:
Cash	$235,124	$151,476
Accounts receivable	46,307	62,721
Research tax credits receivable	53,618	3,075
Inventories	44,145	74,182

	379,194	291,454
Long-term security deposit	35,993	35,993
Long-term receivables (note 6)	70,000	70,000
Property and equipment (note 3)	7,839	11,463
Patents and intellectual property (note 4)	3,477,819	3,310,129

	$3,970,845	$3,719,039

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,430,987	$1,704,369
Accrued liabilities	158,801	205,424
Deferred lease inducement (note 8 (a))	9,623	9,576
Notes payable (note 5)	500,000	500,000
Deferred revenue	15,907	42,202

	2,115,318	2,461,571
Long-term deferred revenue	3,333	10,000
Deferred lease inducement (note 8 (a))	25,661	35,331
Non-controlling interest (note 6)	800,000	800,000
Shareholders’ equity:
Share capital (note 7)	44,443,350	39,488,350
Additional paid-in capital (note 7 (d))	1,463,833	626,525
Deficit	(44,880,650)	(39,702,738)

	1,026,533	412,137
Commitments and contingencies (note 8)
Subsequent events (note 15)

	$3,970,845	$3,719,039

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback MD Director

/s/ Paul McDonald Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

	2006	2005	2004
Revenues:
Sales	$437,440	$424,506	$321,895
Interest	5,421	1,776	53

	442,861	426,282	321,948
Expenses:
Research and development	2,594,714	1,831,591	1,861,239
Less research tax credits	(53,618)	(3,075)	(9,358)

	2,541,096	1,828,516	1,851,881
General and administrative	954,397	1,202,080	1,158,750
Marketing	236,054	273,392	291,429
Cost of sales	241,398	207,344	185,567
Depreciation of property and equipment	3,624	13,885	33,708
Amortization of patents and intellectual
property	462,642	425,562	398,853
Stock-based compensation (note 7 (e))	837,308	16,220	16,220
Write-down of equipment	--	--	89,254
Interest and bank charges	60,027	43,811	41,911

	5,336,546	4,010,810	4,067,573

Net loss	$(4,893,685)	$(3,584,528)	$(3,745,625)

Basic and diluted loss per share (note 10)	$(0.18)	$(0.14)	$(0.15)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

	2006	2005	2004
Deficit, beginning of year	$(39,702,738)	$(35,951,268)	$(31,326,826)
Adjustment to reflect change in accounting
for amortization of patents (note 2 (c))	--	--	(119,714)
Adjustment to reflect adoption of fair value
for employee stock options (note 2 (h))	--	--	(548,164)

Deficit, beginning of year, restated	(39,702,738)	(35,951,268)	(31,994,704)
Net loss	(4,893,685)	(3,584,528)	(3,745,625)
Share issue costs	(284,227)	(166,942)	(210,939)

Deficit, end of year	$(44,880,650)	$(39,702,738)	$(35,951,268)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

	2006	2005	2004
Cash flows from operating activities:
Net loss	$(4,893,685)	$(3,584,528)	$(3,745,625)
Adjustments for:
Depreciation of property and equipment	3,624	13,885	33,708
Amortization of patents and intellectual
property	462,642	425,562	398,853
Stock-based compensation	837,308	16,220	16,220
Write-down of equipment	--	--	89,254
Amortization of lease inducement	(9,623)	(3,194)	--
Changes in operating assets and liabilities:
Accounts receivable	16,414	(11,304)	(23,914)
Research tax credits receivable	(50,543)	39,302	(9,358)
Inventories	30,037	(42,683)	35,048
Prepaid expenses	--	8,146	(11,639)
Accounts payable and accrued liabilities	(577,356)	586,361	(38,160)
Deferred revenue	(32,962)	23,667	22,605

	(4,214,144)	(2,528,566)	(3,233,008)
Cash flows from financing activities:
Proceeds from issuance of share capital	4,955,000	2,935,000	3,674,033
Share issue costs	(284,227)	(166,942)	(210,939)
Proceeds from notes payable	--	--	100,000
Repayment of notes payable	--	(100,000)	--
Proceeds from lease inducement	--	48,101	--

	4,670,773	2,716,159	3,563,094
Cash flows from investing activities:
Additions to property and equipment	--	--	(15,149)
Additions to patent costs	(372,981)	(565,759)	(390,898)

	(372,981)	(565,759)	(406,047)

Net increase (decrease) in cash	83,648	(378,166)	(75,961)
Cash, beginning of year	151,476	529,642	605,603

Cash, end of year	$235,124	$151,476	$529,642

Supplemental disclosure to statements of cash flows:
(a) Interest paid	$50,289	$31,993	$30,101
(b) Non-cash transactions:
Additions to patent costs included in
accounts payable and accrued liabilities
at year-end	582,854	325,503	427,170

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the aging population. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Significant accounting policies:

(a)	Consolidation:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles (“GAAP”) and include the accounts of its US subsidiaries, Nymox Corporation and Serex Inc. Intercompany balances and transactions have been eliminated on consolidation.

Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of earnings and shareholders’ equity reported in accordance with Canadian GAAP and with US GAAP is presented in note 12.

(b)	Inventories:

Inventories consist of finished goods and are carried at the lower of cost and net realizable value. Cost is determined on the basis of weighted average cost.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

2.	Significant accounting policies (continued):

(c)	Property and equipment, patents and intellectual property:

Property and equipment, patents and intellectual property are recorded at cost. Depreciation and amortization are provided using the straight-line method at the following rates:

Asset	Rate
Laboratory equipment	20%
Computer equipment	20%
Office equipment and fixtures	20%
Intellectual property rights acquired	10%

Direct costs incurred in connection with securing the patents are capitalized. Patents are being amortized using the straight-line method over the shorter of their economic useful lives or their legal terms of existence ranging from 17 to 20 years.

In 2004, the Corporation amended its method of amortizing patent costs to be consistent with the treatment followed by the Corporation under United States generally accepted accounting principles (“GAAP”). Certain patents were initially amortized by the Corporation commencing in the year of commercialization of the developed products for Canadian GAAP purposes. The Corporation now amortizes all patents over the legal life of the patents from the date the patent is secured. This change was applied retroactively and decreased amounts previously reported for patents and intellectual property on the consolidated balance sheet at December 31, 2003 by $119,714 and increased the accumulated deficit at December 31, 2003 by $119,714. The change did not have a material impact on the statements of operations for the periods presented.

(d)	Impairment and disposal of long-lived assets:

Long-lived assets, consisting of property and equipment and intangible assets with definite useful lives, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for long-lived assets, when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the net asset exceeds its fair value.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

2.	Significant accounting policies (continued):

(e)	Revenue recognition:

Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

Deferred revenue represents amounts billed to and received from customers in advance of revenue recognition.

(f)	Research and development expenditures:

Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles.

(g)	Foreign currency translation:

The Corporation’s measurement currency is the United States dollar. Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than the United States dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the United States dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the United States dollar are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses resulting from the translation are included in the determination of net earnings.

Foreign exchange gains included in the consolidated statements of operations for fiscal 2006 amounted to $8,092 (2005 — $32,243; 2004 — $10,279).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

2.	Significant accounting policies (continued):

(h)	Stock-based compensation plan:

Effective January 1, 2004, the Corporation adopted the recommendations of the CICA which require entities to account for employee stock options using the fair value based method beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under the standard, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $548,164 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by the CICA only to stock-based payments to non-employees, employee awards that were direct awards of stock, call for settlement in cash or other assets, and to employee stock appreciation rights; the Corporation applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital and no compensation cost was recognized.

(i)	Income taxes:

The Corporation accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset, if it is more likely than not that the asset will not be realized.

(j)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised, and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

2.	Significant accounting policies (continued):

(k)	Guarantees:

In the normal course of business, the Corporation enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract (including an indemnity) that contingently requires the Corporation to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another party to pay its indebtedness when due.

A liability is recorded when the Corporation considers probable that a payment relating to a guarantee has to be made to the other party of the contract or agreements.

(l)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and intangible assets, as well as estimating the recoverability of research tax credits receivable and future tax assets. The reported amounts and note disclosure are determined to reflect the most probable set of economic conditions and planned courses of action. Actual results could differ from those estimates.

3.	Property and equipment:

2006
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$416,208	$413,819	$2,389
Computer equipment	18,602	13,152	5,450
Office equipment and fixtures	88,560	88,560	--

	$523,370	$515,531	$7,839

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

3.	Property and equipment (continued):

2005
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$416,208	$412,374	$3,834
Computer equipment	23,652	16,023	7,629
Office equipment and fixtures	88,560	88,560	--

	$528,420	$516,957	$11,463

4.	Patents and intellectual property:

2006
	Cost	Accumulated amortization	Net book value
Patent costs	$3,954,170	$1,138,915	$2,815,255
Intellectual property rights acquired	2,222,661	1,560,097	662,564

	$6,176,831	$2,699,012	$3,477,819

2005
	Cost	Accumulated amortization	Net book value
Patent costs	$3,480,024	$1,053,315	$2,426,709
Intellectual property rights acquired	2,222,661	1,339,241	883,420

	$5,702,685	$2,392,556	$3,310,129

The estimated aggregate amortization expense for each of the next five years is approximately $453,000 per year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

5.	Notes payable:

	2006	2005
Notes payable, bearing interest at the prime rate plus 2%,
due on or before July 31, 2007	$500,000	$500,000

During the year, the maturity dates of notes payable in the amount of $500,000 outstanding at December 31, 2006 were extended from July 31, 2006 to July 31, 2007.

6.	Non-controlling interest:

Non-controlling interest includes redeemable, convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible into common shares of Serex at a price of $3.946 per share.

The long-term receivables are due from the preferred shareholders and will be settled when the preferred shares are redeemed.

7.	Share capital:

	2006	2005
Authorized:
An unlimited number of common shares
Issued and outstanding:
28,322,253 common shares (2005 - 26,728,781 shares)	$44,443,350	$39,488,350

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

7.	Share capital (continued):

(a)	Changes in the Corporation’s outstanding common shares are presented below:

	Shares	Dollars
Issued and outstanding, December 31, 2004	25,504,062	$36,553,350
Issue of common shares under common stock private
purchase agreements (b)	1,224,719	2,935,000

Balance, December 31, 2005	26,728,781	39,488,350
Issue of common shares for cash under common
stock private purchase agreements (b)	1,593,472	4,955,000

Balance, December 31, 2006	28,322,253	$44,443,350

(b)	Common Stock Private Purchase Agreement:

In October 2005, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2006, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In 2006, the Corporation issued 1,593,472 (2005 — 1,224,719) common shares to the Purchaser for aggregate proceeds of $4,955,000 (2005 — $2,935,000) under the agreements. At December 31, 2006, the Corporation can require the Purchaser to purchase up to $12,400,000 of common shares over the remaining 22 months of the agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

7.	Share capital (continued):

(c)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares, and the maximum number of shares which may be optioned under the Plan cannot exceed 2,500,000 common shares without shareholder approval. Options under the Plan expire ten years after grant and vest either immediately or over periods up to five years.

Changes in outstanding options were as follows for the last two fiscal periods:

	Number	Weighted average exercise price
Balance, December 31, 2004 and 2005	1,811,500	$3.86
Granted	840,500	2.94
Expired/cancelled	(450,000)	4.35

Balance, December 31, 2006	2,202,000	$3.41

At December 31, 2006, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date
4,500	4,500	$6.41	December 19, 2007
50,000	50,000	6.93	January 22, 2009
2,000	2,000	6.41	March 23, 2009
45,000	45,000	3.12	May 13, 2009
75,000	75,000	3.12	June 1, 2009
250,000	250,000	3.88	May 1, 2010
50,000	50,000	6.93	May 1, 2010
10,000	10,000	4.70	June 15, 2010
10,000	10,000	3.20	August 14, 2010
5,000	5,000	3.15	August 16, 2010
10,000	10,000	2.21	January 16, 2011
35,500	35,500	1.93	April 23, 2011
1,500	1,500	4.20	November 8, 2011
225,000	225,000	4.33	November 13, 2011
50,000	40,000	3.75	April 28, 2013
38,000	38,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013
200,000	200,000	2.82	June 9, 2016
40,000	40,000	2.74	July 17, 2016
600,500	303,000	3.00	August 24, 2016

2,202,000	1,894,500	$3.41

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

7.	Share capital (continued):

(c)	Stock options (continued):

The Company has also contingently granted 2,965,000 options to senior executives at an exercise price of $3 per share. These options are subject to approval by the shareholders of the Company. These options will begin to vest quarterly over a period of 5 years after approval is obtained. Compensation cost will be recognized for these options once approval is obtained.

(d)	Changes in additional paid-in capital were as follows:

Balance, December 31, 2004	$554,921
Expiry of warrants	55,384
Stock-based compensation	16,220

Balance, December 31, 2005	626,525
Stock-based compensation	837,308

Balance, December 31, 2006	$1,463,833

(e)	Stock-based compensation:

	2006	2005	2004
Stock-based compensation
pertaining to general
and administrative	$360,840	$--	$--
Stock-based compensation
pertaining to marketing	107,700	16,220	16,220
Stock-based compensation
pertaining to research and
development	368,768	--	--

	$837,308	$16,220	$16,220

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

8.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under operating leases that were entered into by the Corporation for the next four years are as follows:

2007	$246,000
2008	251,000
2009	247,000
2010	163,000

$907,000

In 2005, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2010. In connection with these agreements, the Company received lease inducements totaling $48,101. These amounts are being taken into income on a straight-line basis as a reduction of rental expense over the term of the leases. At December 31, 2006, the remaining deferred lease inducement was $35,284, of which $9,623 has been classified in current liabilities and $25,661 has been classified as long-term.

(b)	Contingency:

In 2005 and 2006, the Corporation received proposed notices of assessments relating to its 2001, 2002 and 2003 taxation years from the Canadian taxation authorities reducing the Corporation’s claim for research and development tax credits in those taxation years. The reductions include refundable tax credits totaling $66,864, which were previously received by the Corporation, and non-refundable tax credits totaling $122,121, which are available to reduce future federal income taxes payable over the carryforward period to 2013. The non-refundable credits were not previously recognized for financial statement purposes. The Corporation has filed a notice of objection to the assessments with the taxation authorities since it believes it meets the criteria for claiming the tax credits and that the taxation authorities erred in their assessments. The Corporation has not recorded a provision for this matter.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

9.	Income taxes:

Details of the components of income taxes are as follows:

	2006	2005	2004
Loss before income taxes:
Canadian operations	$(4,316,579)	$(3,094,941)	$(3,121,170)
U.S. operations	(577,106)	(489,587)	(624,455)

	(4,893,685)	(3,584,528)	(3,745,625)
Basic income tax rate	32%	31%	31%

Income tax recovery at statutory rates	(1,565,979)	(1,111,204)	(1,162,000)
Adjustments in income taxes resulting from:
Non-recognition of losses and other
unclaimed deductions	1,565,979	1,111,204	1,162,000
Effect of change in rates:
(Decrease) increase in future tax asset	(964,000)	552,000	--
Decrease (increase) in valuation allowance	964,000	(552,000)	--

Income taxes	$--	$--	$--

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2006	2005
Future tax assets:
Non-capital losses	$11,227,000	$10,355,000
Scientific research and experimental development
expenditures	1,168,000	1,013,000
Foreign exchange	596,000	657,000
Property and equipment and patents	529,000	424,000
Share issue costs	146,000	134,000

	13,666,000	12,583,000
Less valuation allowance	(13,461,000)	(12,122,000)

	205,000	461,000
Future tax liabilities:
Intellectual property rights	(205,000)	(274,000)
Investment tax credits	--	(187,000)

	(205,000)	(461,000)

Net future tax asset	$--	$--

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

9.	Income taxes: (continued)

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Company’s products and technologies.

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial
Non-capital losses:
2007	$3,653,000	$3,586,000
2008	2,607,000	2,607,000
2009	3,213,000	3,177,000
2010	3,502,000	3,452,000
2014	3,749,000	3,733,000
2015	4,019,000	3,966,000
2016	3,222,000	3,169,000
Scientific research and development expenditures:
(Indefinitely)	2,808,000	5,332,000

The Corporation also has investment tax credits available in the amount of approximately $445,000 to reduce future years’ Canadian federal taxes payable. These credits expire as follows:

2007	$128,000
2008	4,000
2009	9,000
2010	20,000
2011	75,000
2012	64,000
2013	59,000
2014	19,000
2015	24,000
2026	65,000

$467,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

9.	Income taxes: (continued)

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $10,392,000 which expire as follows:

2010	$51,000
2011	1,029,000
2012	1,932,000
2018	2,781,000
2019	1,078,000
2020	813,000
2021	664,000
2022	522,000
2023	565,000
2024	353,000
2025	264,000
2026	340,000

$10,392,000

10.	Earnings per share:

(a)	Basic and diluted earnings per share:

The reconciliation between basic and diluted earnings per share is as follows:

	2006	2005	2004
Basic:
Basic weighted average number of
common shares outstanding	27,644,749	26,080,470	24,924,674

Basic loss per share	$(0.18)	$(0.14)	$(0.15)

Diluted:
Basic weighted average number
of common shares outstanding	27,644,749	26,080,470	24,924,674
Plus impact of stock options and
warrants (1)	67,232	23,234	178,578

Diluted common shares	27,711,981	26,103,704	25,103,252

Diluted loss per share	$(0.18)	$(0.14)	$(0.15)

(1)	The impact of these stock options and warrants is anti-dilutive because the Corporation incurred losses in 2006, 2005 and 2004.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

10.	Earnings per share (continued):

(a)	Basic and diluted earnings per share (continued):

Excluded from the above calculations are 900,500 stock options which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares (2005 — 1,518,000 options; 2004 — 409,500 options and 293,334 warrants).

(b)	Stock-based compensation:

The weighted average fair value of each option granted in 2006 was estimated on the date of grant using the Black-Scholes pricing model. The following weighted average assumptions used in 2006 were as follows:

	2006	2005	2004
Risk-free interest rate	4.14%	--	--
Expected volatility	66.04%	--	--
Expected life in years	5	--	--
Dividend yield	0%	--	--

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

The following table summarizes the weighted average grant-date fair value per share for options granted during the year ended December 31, 2006:

	Year	Number of options	Weighted average grant-date fair value per share
Exercise price per share equal to
market price per share at date of grant	2006	840,500	$1.47

No options were granted by the Corporation in 2005 and 2004. Stock-based compensation in fiscal 2005 and 2004 relates to the amortization of compensation cost for options granted in 2003 over the vesting periods.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

11.	Financial instruments:

(a)	Foreign currency risk management:

Effective January 1, 2000, the Corporation adopted the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Canadian operation also has transactions denominated in Canadian dollars, principally relating to salaries and rent. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar could cause unanticipated fluctuations in the Corporation’s operating results. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

(b)	Fair value disclosure:

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the long-term receivables cannot be determined because settlement is tied to the redemption of the preferred shares. See note 6.

(c)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution. For accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

(d)	Interest rate risk:

The Company’s exposure to interest rate risk is as follows:

Cash	Fixed interest rate
Notes payable	Floating interest rate

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

12.	Canadian/U.S. Reporting Differences:

(a)	Consolidated statements of earnings:

The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2006	2005	2004
Net loss, Canadian GAAP	$(4,893,685)	$(3,584,528)	$(3,745,625)
Adjustments:
Stock-based compensation - options
granted to employees (b) (ii)	--	16,220	16,220
Stock-based compensation - options
granted to non-employees (b) (ii)	--	(41,140)	(41,140)

Net loss, U.S. GAAP	$(4,893,685)	$(3,609,448)	$(3,770,545)

Loss per share, U.S. GAAP	$(0.18)	$(0.14)	$(0.15)

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share are the same amounts as those for Canadian GAAP purposes.

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2006	2005	2004
Shareholders’ equity, Canadian GAAP	$1,026,533	$412,137	$1,212,387
Adjustments:
Stock-based compensation - options
granted to non-employees (ii):
Cumulative compensation expense	(1,425,143)	(1,425,143)	(1,384,003)
Additional paid-in capital	1,477,706	1,477,706	1,436,566
Change in reporting currency (i)	(62,672)	(62,672)	(62,672)

	(10,109)	(10,109)	(10,109)

Shareholders’ equity, U.S. GAAP	$1,016,424	$402,028	$1,202,278

40

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	Change in reporting currency:

For US GAAP purposes, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No-123R, Share-Based Payments, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Corporation adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date.

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

(ii)	Stock-based compensation:

Previously, the Corporation elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date.

For Canadian GAAP purposes, the Corporation uses the fair value method of accounting for stock options granted to employees after January 1, 2004.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(ii)	Stock-based compensation (continued):

The following table provides the activity of stock option awards during the year and for options outstanding and exercisable at the end of the year, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represented the pre-tax intrinsic value based on the Company’s closing stock price at December 31, 2006 of $3.40, which would have been received by option holders had they exercised their options at that date.

	Options outstanding				Non-vested options
	Number	Weighted average exercise price	Weighted average years to expiration	Aggregate intrinsic value	Number	Weighted average grant date fair value
Outstanding,
December 31,
2005	1,811,500	$3.86			20,000		$1.62
Expired/cancelled	(450,000)	4.35			--		--
Granted	840,500	2.94			600,500		3.00
Vested	--	--			(313,000)		3.02

Outstanding,
December 31,
2006	2,202,000	$3.47	6.2	$713,000	307,500		$3.02

Options exercisable	1,894,500	$3.47	7.2	$594,000	N/A	$	N/A

At December 31, 2006, the unrecognized compensation cost related to non-vested awards was $425,580 and the remaining weighted average recognition period is 6.23 months.

(c)	Consolidated comprehensive income:

FAS 130, Reporting Comprehensive Income, requires the Corporation to report and display certain information related to comprehensive income for the Corporation. There were no adjustments to the net loss under US GAAP required to reconcile to the comprehensive loss.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP:

(1)	Development stage company:

The Corporation is in the process of developing unique patented products which are subject to approval by the regulatory authorities. The Corporation has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7, and the following additional disclosures under US GAAP are provided:

	Cumulative since the date of inception of the Corporation to December 31, 2006	Cumulative since the date of inception of the Corporation to December 31, 2005
Revenues:
Sales	$2,407,284	$1,969,844
Interest revenue	515,819	510,398
License revenue	97,403	97,403
Research contract	30,000	30,000
Expenses:
Gross research and development expenditures	21,548,385	18,953,671
Other expenses	24,716,434	21,974,602
Cash inflows (outflows):
Operating activities	(38,448,247)	(34,234,103)
Investing activities	(3,357,603)	(2,984,622)
Financing activities	42,040,975	37,370,202

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below:

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Year ended July 31, 1990:
Common shares issued	2,500,000	$172,414	$--	$--	$172,414
Net loss	--	--	--	(109,241)	(109,241)

Balance, July 31, 1990	2,500,000	172,414	--	(109,241)	63,173
Year ended July 31, 1991:
Net loss	--	--	--	(21,588)	(21,588)
Cumulative translation adjustment	--	1,499	--	(950)	549

Balance, July 31, 1991	2,500,000	173,913	--	(131,779)	42,134
Year ended July 31, 1992:
Common shares issued	9,375	31,468	--	--	31,468
Net loss	--	--	--	(45,555)	(45,555)
Cumulative translation adjustment	--	(6,086)	--	5,598	(488)

Balance, July 31, 1992	2,509,375	199,295	--	(171,736)	27,559
Year ended July 31, 1993:
Common shares issued	201,250	159,944	--	--	159,944
Common shares cancelled	(500,000)	--	--	--	--
Net loss	--	--	--	(38,894)	(38,894)
Cumulative translation adjustment	--	(13,994)	--	12,830	(1,164)

Balance, July 31, 1993	2,210,625	345,245	--	(197,800)	147,445
Year ended July 31, 1994:
Common shares issued	2,500	7,233	--	--	7,233
Net loss	--	--	--	(53,225)	(53,225)
Cumulative translation adjustment	--	(25,173)	--	15,808	(9,365)

Balance, July 31, 1994	2,213,125	327,305	--	(235,217)	92,088
Year ended July 31, 1995:
Common shares issued	78,078	303,380	--	--	303,380
Net loss	--	--	--	(285,910)	(285,910)
Cumulative translation adjustment	--	5,196	--	(7,221)	(2,025)

Balance, July 31, 1995
carried forward	2,291,203	635,881	--	(528,348)	107,533

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, July 31, 1995
brought forward	2,291,203	$635,881	$--	$(528,348)	$107,533
Period ended December 31, 1995:
Adjustment necessary to
increase the number of
common shares	12,708,797	--	--	--	--

Adjusted number of
common shares	15,000,000	635,881	--	(528,348)	107,533
Common shares issued	2,047,082	2,997,284	--	--	2,997,284
Net loss	--	--	--	(1,194,226)	(1,194,226)
Share issue costs	--	(153,810)	--	--	(153,810)
Cumulative translation adjustment	--	2,858	--	(6,328)	(3,470)

Balance, December 31, 1995	17,047,082	3,482,213	--	(1,728,902)	1,753,311
Year ended December 31, 1996:
Common shares issued	882,300	3,852,364	--	--	3,852,364
Net loss	--	--	--	(3,175,587)	(3,175,587)
Share issue costs	--	(170,699)	--	--	(170,699)
Stock-based compensation	--	--	434,145	--	434,145
Cumulative translation adjustment	--	(16,769)	(2,217)	24,544	5,558

Balance, December 31, 1996	17,929,382	7,147,109	431,928	(4,879,945)	2,699,092
Year ended December 31, 1997:
Common shares issued	703,491	3,180,666	--	--	3,180,666
Net loss	--	--	--	(3,755,409)	(3,755,409)
Share issue costs	--	(161,482)	--	--	(161,482)
Capital stock subscription	--	352,324	--	--	352,324
Stock-based compensation	--	--	108,350	--	108,350
Cumulative translation adjustment	--	(299,275)	(21,578)	325,364	4,511

Balance, December 31, 1997	18,632,873	10,219,342	518,700	(8,309,990)	2,428,052
Year ended December 31, 1998:
Common shares issued	1,095,031	5,644,638	--	--	5,644,638
Net loss	--	--	--	(4,979,562)	(4,979,562)
Share issue costs	--	(54,131)	--	--	(54,131)
Stock-based compensation	--	--	274,088	--	274,088
Cumulative translation adjustment	--	(685,156)	(43,750)	720,173	(8,733)

Balance, December 31, 1998
carried forward	19,727,904	15,124,693	749,038	(12,569,379)	3,304,352

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 1998
brought forward	19,727,904	$15,124,693	$749,038	$(12,569,379)	$3,304,352
Year ended December 31, 1999:
Common shares issued	275,900	969,253	--	--	969,253
Net loss	--	--	--	(3,409,166)	(3,409,166)
Share issue costs	--	(35,041)	--	--	(35,041)
Stock-based compensation	--	--	198,815	--	198,815
Cumulative translation adjustment	--	943,133	52,563	(884,178)	111,518

Balance, December 31, 1999	20,003,804	17,002,038	1,000,416	(16,862,723)	1,139,731
Year ended December 31, 2000:
Common shares issued	1,373,817	5,909,340	--	--	5,909,340
Warrants and options	--	421,638	--	--	421,638
Net loss	--	--	--	(4,272,308)	(4,272,308)
Share issue costs	--	(353,204)	--	--	(353,204)
Stock-based compensation	--	--	257,690	--	257,690

Balance, December 31, 2000	21,377,621	22,979,812	1,258,106	(21,135,031)	3,102,887
Year ended December 31, 2001:
Common shares issued	919,904	2,554,254	--	--	2,554,254
Net loss	--	--	--	(3,095,133)	(3,095,133)
Share issue costs	--	(120,944)	--	--	(120,944)
Stock-based compensation	--	--	55,040	--	55,040

Balance, December 31, 2001	22,297,525	25,413,122	1,313,146	(24,230,164)	2,496,104
Year ended December 31, 2002:
Common shares issued	723,429	3,031,043	--	--	3,031,043
Net loss	--	--	--	(3,453,749)	(3,453,749)
Share issue costs	--	(166,842)	--	--	(166,842)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2002	23,020,954	28,277,323	1,354,286	(27,683,913)	1,947,696
Year ended December 31, 2003:
Common shares issued	1,380,205	4,096,000	--	--	4,096,000
Net loss	--	--	--	(4,395,428)	(4,395,428)
Share issue costs	--	(220,819)	--	--	(220,819)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2003	24,401,159	32,152,504	1,395,426	(32,079,341)	1,468,589
Year ended December 31, 2004:
Common shares issued	1,102,903	4,049,750	(375,717)	--	3,674,033
Net loss	--	--	--	(3,770,545)	(3,770,545)
Share issue costs	--	(210,939)	--	--	(210,939)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2004
carried forward	25,504,062	35,991,315	1,060,849	(35,849,886)	1,202,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2004
brought forward	25,504,062	$35,991,315	$1,060,849	$(35,849,886)	$1,202,278
Year ended December 31,
2005:
Common shares issued	1,224,719	2,935,000	--	--	2,935,000
Net loss	--	--	--	(3,609,448)	(3,609,448)
Share issue costs	--	(166,942)	--	--	(166,942)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2005	26,728,781	38,759,373	1,101,989	(39,459,334)	402,028
Year ended December 31, 2006:
Common shares issued	1,593,472	4,955,000	--	--	4,955,000
Net loss	--	--	--	(4,893,685)	(4,893,685)
Share issue costs	--	(284,227)	--	--	(284,227)
Stock-based compensation	--	--	837,308	--	837,308

Balance, December 31, 2006	28,322,253	$43,430,146	$1,939,297	$(44,353,019)	$1,016,424

(e)	Recent accounting pronouncements:

(1)	Financial instruments:

On January 1, 2007, the Corporation will adopt CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3862, Financial Instruments — Disclosures, and CICA Handbook Section 3865, Hedges. The Corporation does not expect the adoption of the standards to have a material effect on its financial statements.

(2)	Accounting for uncertainty in income taxes:

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. This FASB interpretation is effective for the Company beginning January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial condition or results of operation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(e)	Recent accounting pronouncements (continued):

(3)	Fair value measurements:

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to materially impact its financial statements.

13.	Segment disclosures:

The Corporation operates in one reporting segment — the research and development of products for the treatment of Alzheimer’s and other diseases. Geographic segment information is as follows:

	Canada	United States	Europe and other
Revenues:
2006	$26,370	$313,148	$103,343
2005	79,667	346,615	--
2004	2,855	319,093	--
Net loss:
2006	(4,210,561)	(683,124)	--
2005	(3,035,837)	(548,691)	--
2004	(3,121,170)	(624,455)	--
Property and equipment, patents and
intellectual property:
2006	3,229,093	256,565	--
2005	3,072,345	249,247	--
Total assets:
2006	3,526,987	443,858	--
2005	3,251,683	467,356	--

Revenues are attributed to geographic locations based on location of customers.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2006, 2005 and 2004
(in US dollars)

13.	Segment disclosures (continued):

Major customers:

Customers that accounted for greater than 10% of revenues were as follows:

	2006	2005	2004
Customer A	35%	36%	33%

14.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

15.	Subsequent events:

(a)	On January 24, 2007, the Corporation issued 121,294 common shares for aggregate proceeds of $450,000 under the Common Stock Private Purchase Agreement referred to in note 7 (b).

(b)	On February 14, 2007, the Corporation issued 181,087 common shares for aggregate proceeds of $900,000 under the Common Stock Private Purchase Agreement referred to in note 7 (b).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: March 15, 2007

EXHIBIT INDEX

Exhibit Number	Description

10	Common Stock Private Purchase Agreement, dated as of November 13, 2006, by and between Nymox Pharmaceutical Corporation and Lorros-Greyse Investments, Ltd.